Press Release

FOR IMMEDIATE RELEASE

LABOPHARM TO HOST WEBCAST PRESENTATION ON NOVEL TRAZODONE FORMULATION FOR TREATMENT OF MAJOR DEPRESSIVE DISORDER

LAVAL, Québec (November 24, 2008) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that it will host a webcast presentation on Tuesday, December 16, 2008 at 10:00 am (ET) during which the Company’s senior management team will discuss the product profile, clinical and regulatory progress and the market opportunity for its novel once-daily formulation of trazodone (DDS-04A), a serotonin antagonist reuptake inhibitor (SARI), for the treatment of major depressive disorder.

The webcast will also include presentations by two leading experts in the treatment of depression. Dr. Steven M. Stahl, adjunct Professor of Psychiatry at the University of California, San Diego, School of Medicine, will discuss the mechanism of action of trazodone and the value of SARIs in the treatment of depression. Dr. David V. Sheehan, Distinguished University Health Professor and Director of the Depression and Anxiety Disorders Research Institute at the University of South Florida College of Medicine, will review the clinical data from Labopharm’s positive Phase III clinical trial for its novel trazodone formulation, including a presentation of additional data.

The live audio webcast will be available at www.labopharm.com. Please connect at least 15 minutes prior to the start time to ensure adequate time for any software download that may be required to join the webcast. The webcast will be archived at the above web site for 30 days.

About the Presenters

Dr. Stahl has conducted numerous research projects during his career and is awarded by the National Institute of Mental Health, by the Veterans Administration, and by the pharmaceutical industry. Author of more than 350 articles and chapters, Dr. Stahl is an internationally recognized clinician, researcher and teacher in psychiatry with subspecialty expertise in psychopharmacology. Dr. Stahl has edited three books, and written four others, including the best-selling textbook, Essential Psychopharmacology, now in its third edition and the best-selling clinical manual, Essential Psychopharmacology Prescriber’s Guide.

Dr. Sheehan has been a consultant to the World Health Organization, the World Federation of Societies of Biological Psychiatry, the International Academy for Biomedical and Drug Research, the US Food and Drug Administration, and a research grant reviewer for the National Institute for Mental Health (NIMH). Dr. Sheehan has been invited to give over 1600 lectures in 64 countries throughout the world on anxiety and mood disorders, psychopharmacology and biological psychiatry. He was elected as a member of the American College of Psychiatrists and is a Distinguished Fellow of the American Psychiatric Association.

About Labopharm’s Novel Trazodone Formulation and the Market for Antidepressants

One-half of patients being treated with antidepressants discontinue therapy within a year for reasons related to efficacy and/or tolerability, including delayed onset of therapeutic response, insomnia or sleep disturbance, agitation, exacerbation of anxiety, sexual dysfunction, weight gain and somnolence. Labopharm has developed a novel once-daily formulation of 150 mg and 300 mg of trazodone hydrochloride, a serotonin antagonist reuptake inhibitor (SARI), for the treatment of major depressive disorder (MDD) to address patient needs in the current depression landscape, providing an effective and convenient treatment option. In a Phase III placebo controlled study of patients with MDD, Labopharm’s novel trazodone formulation demonstrated antidepressant efficacy, including rapid onset of therapeutic response, improved overall quality of sleep, a well tolerated adverse event profile, a very low rate of sexual dysfunction and no weight gain compared to placebo.

MDD is one of the most prevalent central nervous system disorders, affecting more than 120 million people worldwide. In 2007, the global market for antidepressants and related psychiatric drugs was US$19 billion, of which US$12 billion was accounted for by the U.S.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally and its second product, a novel formulation of trazodone for the treatment of major depressive disorder, is under regulatory review by the FDA. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm's vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process in various countries for the approval of the Company's products and the successful commercialization of the products throughout the world if they are approved. Investors should consult the Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:
At Labopharm	At The Equicom Group
Mark D’Souza	Jason Hogan
Senior Vice-President and Chief Financial Officer	Media and Investor Relations
Tel: (450) 686-0207	Tel: (416) 815-0700
jhogan@equicomgroup.com

French:
Joe Racanelli
Tel: (514) 844-7997
jracanelli@equicomgroup.com